ISSUING AND PAYING AGENCY AGREEMENT

AGREEMENT made on the 3rd day of June, 1992 between THE BANK OF NEW YORK, a New York banking corporation maintaining its principal corporate trust office at 101 Barclay Street, New York, New York 10286 (the "paying Agent"), and Potomac Capital Investment Corporation, a Delaware corporation having its principal place of business at 900 19th Street, N.W., suite 600, Washington, D.C. 20006 (the "Issuer").

W I T N E S S E T H

WHEREAS, the Issuer has authorized and may from time to time issue fixed rate notes, Series B ("Fixed Rate Notes") and floating rate notes, Series B ("Floating Rate Notes") eligible for resale under Rule 144A of the Securities Act of 1933 under its Medium-Term Note Program (collectively, the "Notes");

WHEREAS, the Issuer desires to appoint the Paying Agent as paying agent, issuing agent, registrar and calculation agent with respect to such Notes as hereinafter set forth; and

WHEREAS, the Paying Agent agrees to act as such paying agent, issuing agent, registrar and calculation agent;

NOW THEREFORE, in consideration of the mutual promises hereinafter contained, the Paying Agent and the Issuer hereby covenant and agree as follows:

ARTICLE I

APPOINTMENT

1.   The Issuer hereby appoints the Paying Agent as its paying agent, issuing agent, registrar and calculation agent with respect to the Notes to perform the duties hereinafter set forth.

2.   The Paying Agent hereby accepts such appointment and agrees to perform the duties hereinafter set forth.

ARTICLE II

ISSUANCE OF NOTES

1.   The Paying Agent hereby agrees to issue and authenticate the Notes in accordance with the procedures set forth in Exhibit D ("Administrative Procedures") to the Private Placement Agreement dated June 3, 1992 between the Issuer and the Placement Agents defined therein, a copy of which Exhibit is attached hereto and made a part hereof..

2.   The Issuer hereby agrees that it will promptly notify the Paying Agent of any amendments or modifications to such Private Placement Agreement (including the Administrative Procedures which are an exhibit thereto) and that it will only effect any such amendments or modifications (i) with the prior written consent of the Paying Agent, or (ii) following delivery to the Paying Agent of a certificate of an executive officer of the Company verifying that such amendments or modifications do not adversely affect the Paying Agent.

ARTICLE III

DEPOSIT OF FUNDS

1.   Not later than five business days prior to any interest payment date described in a Note or Notes, the Issuer shall furnish, or caused to be furnished, via telephone, telecopy or other telecommunication device, promptly confirmed in writing, to the Paying Agent the following information with respect to said interest payment date and to such Notes: (a) the aggregate amount of interest to be paid on such interest payment date with respect to any Fixed Rate Note and the amount of such interest to be paid per $1,000 of principal outstanding; and (b) such other information as the Paying Agent may request from time to time.

2.   Not later than five business days prior to any date on which principal and premium, if any, is to be paid by the Paying Agent with respect to any of the Notes, whether at maturity, by acceleration, or otherwise, the Issuer shall furnish, or cause to be furnished, via telephone, telecopy or other telecommunication device, promptly confirmed in writing, to the Paying Agent a statement specifying such payment date and containing information with respect to such payment in the nature of the information described in the preceding paragraph, including such information as the Paying Agent may request from time to time.

3.   On or prior to 12:00 noon, New York City time, on each payment date described in any of the preceding paragraphs of this Article, the Issuer shall deposit, or cause to be deposited, with the Paying Agent finally collected funds, or funds which have been ordered transferred on the Federal Reserve System and for which a confirmation number has been issued, in an amount equal to the aggregate amount to be paid by the Paying Agent on such payment date. In the event the amount deposited with respect to a payment date is less than the sum of the aggregate amounts specified in statements furnished to the Paying Agent pursuant to this Article with respect to such payment date, the Paying Agent shall promptly notify the Issuer, and shall effect no payments with respect to such payment date until such discrepancy has been resolved. Until paid as hereinafter provided, the Paying Agent shall hold such amounts in trust for the benefit of the holders of the Notes. The Paying Agent shall pay to the Issuer any interest actually earned on or with respect to amounts held or deposited hereunder prior to the relevant payment date, and invested as provided below, but shall be under no duty or obligation to otherwise pay interest or earnings on such amounts or to collateralize or pledge any security therefor, or to segregate such amounts, except as required by law. Any investments of such deposited amounts by the Paying Agent shall be as mutually agreed to by the Issuer and the Paying Agent.

ARTICLE IV

PAYMENTS

1.   The Paying Agent shall effect payment of the amounts described in paragraph 1 of Article III hereof on the respective interest payment dates. Such payment may be accomplished by the Paying Agent mailing a check, payable to the registered owner of the Note on the record date, to the address of such registered owner, in accordance with the information shown on the register maintained by the Paying Agent, or, at the Issuer's option, by the Paying Agent wiring such amounts to an account specified by such registered owner in a designation in form and substance satisfactory to the Paying Agent.

2.   The Paying Agent shall effect payment of principal amounts described in paragraph 2 of Article III hereof, and payment of interest due at maturity or redemption, in immediately available funds against presentation of the Note at the principal corporate trust office of the Paying Agent, or at such other office or agency of the Issuer as the Issuer shall designate in writing to the registered owner of the

Note.

3.   Notwithstanding any provision elsewhere contained herein, payments by the Paying Agent shall be made only out of amounts deposited pursuant to paragraph 3 of Article III hereof with the Paying Agent with respect to such payment.

4.   The Paying Agent will not charge, impose, collect or receive, from the holder or owner of any Note, any fee or consideration for any services performed in connection with any payment to such holder or owner of principal or interest, and any charge for postage, for wiring payment, or otherwise, shall be charged to, and promptly paid by, the Issuer.

ARTICLE V

APPOINTMENT OF CALCULATION AGENT

1.   The Issuer hereby appoints The Bank of New York as Calculation Agent with respect to any Floating Rate Notes to be issued by the Issuer pursuant to the Private Placement Agreement. The Calculation Agent hereby accepts its appointment to calculate the interest rate and the amount of interest on each of the Floating Rate Notes for each interest accrual period, upon the terms and conditions set forth herein. The calculation of the base rates for the interest rates applicable to the Notes shall be determined by reference to Commercial Paper, LIBOR or Treasury Rate (the "Base Rates").

2.   Calculation of Base Rates. (i) The Calculation Agent shall calculate the interest rate and the amount of interest due on each of the Floating Rate Notes for each interest accrual period and communicate the same to the Issuer upon terms and conditions contained herein and in the Notes. The provisions of the Notes with respect to interest rate calculation shall not be changed in any respect without the express consent of the Calculation Agent. The Issuer shall provide the Calculation Agent with not less than two (2) business days' notice of the calculation date on which a particular Floating Rate calculation is to be made by the Calculation Agent, and the Calculation Agent shall notify the Issuer of such Floating Rate calculation on such calculation date and may confirm such calculation in writing within twenty-four (24) hours after so notifying the Issuer; (ii) in no event shall the interest rate be less than the minimum interest rate, if any, or higher than the maximum interest rate, if any, designated in the applicable Floating Rate Note and in no event shall the interest rate on the Notes be higher than the maximum rate permitted by New York law as the same may be modified by United states law of general application; (iii) the Calculation Agent shall calculate the amount of interest payable on each Floating Rate Note in the manner and at the times set forth in such Note; and (iv) as soon as practicable after each Interest Determination Date, the Calculation Agent will cause to be forwarded to the Issuer information regarding the interest rates, the interest periods, the amount of interest for each interest period and the relevant Interest Payment Dates. The Calculation Agent will, upon the request of any holder of any Floating Rate Note, provide the interest rate which will become effective as a result of a determination made on the most recent Interest Determination Date with respect to such Note.

ARTICLE VI

ADDITIONAL DUTIES OF PAYING AGENT

1.   As registrar and issuing agent for the Notes, the paying Agent shall: (i) authenticate the Notes originally issued by the Issuer and Notes substituted for those Notes originally issued; (ii) exchange Notes outstanding on the date hereof for Notes eligible for resales pursuant to Rule 144A under the Securities Act of 1933 ("Rule 144A") at the request of any holder; (iii) maintain an office for the registration (and for the transfer) of the Notes; (iv) maintain a register of owners of the Notes; (v) keep

and maintain such other records in such form and manner as it shall determine in its sole discretion; and (vi) perform such related duties as may be necessary for a registrar and issuing agent to perform. Such records and register shall upon request be available for inspection by authorized officers, employees, and agents of the Issuer during the normal business hours of the Paying Agent. Upon the termination of this Agreement, the Paying Agent shall deliver to the Issuer copies of such records in the form and manner kept by the Paying Agent on such date.

2.   With respect to the transfer of Notes, the Paying Agent hereby agrees that it shall: (i) upon presentation of a Note in accordance with clause (i) or (ii) of Section 3 of this Article, or upon presentation of a Note and duly completed Transfer Letter or Certificate of Transfer in accordance with clause (iii) or (iv) of Section 3 of this Article, in any case with a written transfer of title by the registered owner satisfactory to the Paying Agent, transfer the title of such Note. The signature on such instrument shall be guaranteed by a commercial bank or trust company or a member firm of the New York Stock Exchange, Inc.; (ii) enter the name of the transferee on the books kept by the Paying Agent for purposes of listing registered owners of the Notes; (iii) cancel and retain each Note surrendered for a payment of principal upon its making a payment which reduces the unpaid principal amount of such Note to zero. Notes cancelled hereunder may be delivered by the Paying Agent to the Issuer from time to time, and following any such delivery the Issuer shall have the sole responsibility for any failure thereafter to produce any such Note; and (iv) maintain in safekeeping any blank Note forms delivered to the Paying Agent by the Issuer. The Paying Agent shall have no responsibility for monitoring the compliance of the transferor or the transferee with the relevant provisions of the Securities Act of 1933 with respect to the transfer of the Notes.

3.   The Notes, in accordance with their terms, may be transferred only: (i) to Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & smith, Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities Inc. (the "Placement Agents"), or the Issuer; or (ii) to an institutional accredited investor (as defined in the Securities Act of 1933) through or by a Placement Agent or in a transaction approved by a Placement Agent; or (iii) directly to an institutional accredited investor in a transaction approved by the Issuer; or (iv) to a qualified institutional buyer in a transaction which meets the requirements of Rule 144A; provided that the foregoing restrictions on resales and transfers shall not apply to resales or other transfers made at least three years after each Note was originally issued (not giving effect to any period such Note was held by the Company or an affiliate of the Company). Any resale or other transfer described in (iii) or (iv) above requires the submission to the Issuing and Paying Agent, as agent for the Issuer, of a duly completed Transfer Letter in the form attached as Exhibit A hereto or the completion of the Certificate of Transfer on the subject Note. The purpose of this requirement is to ensure that Notes are not resold or otherwise transferred in a manner that might call into question the non-public offering character of the offer and sale of the Note.

4.   The Paying Agent shall file such Federal and state returns concerning payments hereunder as shall be required of it by applicable law, but shall not be responsible for the collection or withholding of taxes due on such payments except, and only to the extent, required of its Paying Agent by applicable law. Without limiting the generality of the foregoing, the Issuer, and not the Paying Agent, shall file any reports with respect to original issue discount.

5.   The Paying Agent shall have no duties or responsibilities whatsoever except such duties and responsibilities as are specifically set forth in this Agreement, and no covenant or obligation shall be implied in this Agreement against the Paying Agent.

ARTICLE VII

CONCERNING THE PAYING AGENT

1.   The Paying Agent shall not be liable for any loss or damage, including reasonable counsel fees and expenses, resulting from its actions or failure to act hereunder, except for any loss arising out of its own bad faith, gross negligence, or willful misconduct without limiting the generality of the foregoing, the Paying Agent shall not be liable for any action taken or omitted in reliance on any obligation, notice, direction, consent, certificate, affidavit, statement, designation or other paper or document reasonably believed by it to be genuine and to have been properly authorized and properly signed or presented.

2.   The Issuer shall indemnify and exonerate, save and hold harmless the Paying Agent from and against any and all claims, demands, expenses (including reasonable counsel fees and expenses) and liabilities of any and every nature which the Paying Agent may sustain or incur or which may be asserted against the Paying Agent as a result of any action taken or omitted by the Paying Agent without bad faith, gross negligence or willful misconduct. At any time the Paying Agent may apply to the Issuer for instructions with respect to any matter arising under this Agreement and shall be fully protected in acting in accordance with such instructions. In addition, the Paying Agent may consult counsel to the Issuer, or its own counsel, at the expense of the Issuer, and shall be fully protected with respect to any action taken or omitted in good faith in accordance with such advice or opinion of counsel to the Issuer or its own counsel.

3.   The Paying Agent may employ agents or attorneys-in- fact, and shall not be liable for any loss or damage arising out of, or in connection with, the actions or omissions to act of such agents or attorneys-in-fact provided the Paying Agent acted without bad faith, negligence, or willful misconduct in connection with the selection of such agents or attorneys-in-fact.

4.   The Paying Agent makes no representations with respect to the validity or sufficiency of the Notes, or the use or application of the proceeds of the sale or distribution thereof, and shall incur no liability with respect to the foregoing.

5.   Notwithstanding any other provision elsewhere contained in this Agreement, including, without limitation, paragraph 3 of Article III, the Paying Agent is acting solely as agent of the Issuer and does not assume any obligation or relationship of agency or trust for or with any owners or holders of Notes, other than the limited obligations with respect to amounts deposited hereunder contained in said paragraph 3 of Article III.

6.   The Issuer shall pay to the Paying Agent for its performance hereunder (i) its reasonable out-of-pocket expenses (including counsel fees and expenses) incurred in connection with this Agreement, including, without limitation, those described or referred to in paragraph 4 of Article IV hereof, and (ii) such compensation as may mutually be agreed upon in writing by the Issuer and the Paying Agent.

7.   No provision of this Agreement shall require the Paying Agent, Issuing Agent, Registrar or Calculation Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

ARTICLE VIII

GENERAL

1.   Either of the parties hereto may terminate this Agreement by giving to the other a notice in writing specifying a termination date which, unless otherwise waived by the other party, is (a) at least 30 days after the giving of such notice, and (b) in case such notice is given by the Paying Agent, at least 15 days prior to the next succeeding date for the payment of interest or principal or premium, if any. Upon the date specified in such notice, the Paying Agent shall, upon making the delivery required by paragraph 1 of Article V hereof, be relieved of all duties and responsibilities pursuant to this Agreement.

2.   Any notice, request for instructions, or other instrument in writing authorized or required by this Agreement to be given to either party shall be sufficiently given if addressed and mailed or delivered to it at its offices at the address first above written, or at such other place as such party may from time to time designate in writing.

3.   This Agreement: (a) may not be amended or modified in any manner except by a written agreement executed by both parties; (b) shall extend to and be binding upon the parties hereto and their respective successors and assigns; and shall be governed by and construed in accordance with the laws of the state of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective corporate officers, thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

[SEAL]
Attest: THE BANK OF NEW YORK

/s/ LG   By: /s/ MaryJane Morrissey
   Assistant Treasurer   Assistant Vice President

[SEAL]
Attest: POTOMAC CAPITAL INVESTMENT
                                                                        CORPORATION

/s/ William Shapiro   By: /s/ John P. Finneran, Jr.
Title: Secretary   Title: Treasurer